UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INCOME FUND 6, INC.
(Name of Subject Company (Issuer))
TERRA INCOME FUND 6, INC.
(Names of Filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
88104C 103
(CUSIP Number of Class of Securities)
Bruce D. Batkin
Terra Income Fund 6, Inc.
805 Third Avenue, 8th Floor
New York, New York 10022
(212) 753-5100
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

COPIES TO:
Rosemarie A. Thurston
Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(404) 881-7000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$1,595,821.50	$198.68

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 163,674 shares of common stock of Terra Income Fund 6, Inc. at a price equal to $9.75 per share as of the date of this filing, which is subject to change.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
Third-party tender offer subject to Rule 14d-1.

☑
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

☐
Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.
Summary Term Sheet.

The information set forth in the section of the Offer to Purchase, dated May 17, 2018 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)
Name and Address.   The name of the issuer is Terra Income Fund 6, Inc., an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is incorporated in the State of Maryland (the “Company”); the address of its principal executive office is 805 Third Avenue, 8th Floor, New York, New York 10022; and the telephone number of its principal executive office is (212) 753-5100.

(b)
Securities.   This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to 163,674 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2017). As of May 14, 2018, there were 9,144,398 Shares issued and outstanding. The Offer (as defined below) is for cash at a price per Share equal to $9.75, which represents the Company’s net asset value (“NAV”) per Share as of March 31, 2018 (the “Purchase Price”). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase is incorporated herein by reference.

(c)
Trading Market and Price.   The Shares are not currently traded on an established trading market.

Item 3.
Identity and Background of Filing Person.

(a)
Name and Address.   The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.
Terms of the Transaction.

(a)
Material Terms.   The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.

(b)
Purchases.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. To the best of its knowledge, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the

Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b)
Use of Securities Acquired.   The information set forth in the Offer to Purchase under Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c)
Plans.   Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, or as may occur in the ordinary course of business, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

(1)
any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(2)
other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3)
any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;

(4)
any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors of the Company or to change any material term of the employment contract of any executive officer;

(5)
any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the 1940 Act;

(6)
any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7)
any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(8)
the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(9)
other than in connection with transactions in the ordinary course of the Company’s operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10)
any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.
Source and Amount of Funds or Other Consideration.

(a)
Source of Funds.   The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

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(b)
Conditions.   Not applicable.

(d)
Borrowed Funds.   Not applicable.

Item 8.
Interest in Securities of the Subject Company.

(a)
Securities Ownership.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)
Securities Transactions.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.   Not applicable.

Item 10.
Financial Statements.

(a)
Financial Information.   Not applicable.

Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.
(b)
Pro Forma Financial Information.   Not applicable.

Item 11.
Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2) – (5)
Not applicable.

(b)
Other Material Information.   The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(A) and Exhibit 99(a)(1)(B), respectively, are incorporated herein by reference.

Item 12.
Exhibits.

Exhibit No.	Description
99(a)(1)(A)	Offer to Purchase, dated May 17, 2018
99(a)(1)(B)	Form of Letter of Transmittal
99(a)(1)(C)	Letter to Stockholders, dated May 17, 2018
Item 13.
Information Required by Schedule 13E-3.

Not applicable.
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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TERRA INCOME FUND 6, INC.
Date: May 17, 2018	By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary